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SYMPOSIUM
CORPORATION

                                                   410 PARK AVENUE, SUITE 830
                                                   NEW YORK, NEW YORK 10022-4407
                                                   www.symposiumcorp.com
                                                   TELEPHONE (212) 752-2601
                                                   FAX       (212) 754-9906




August 3, 2000


Executive Management Services and
Rupert Galliers-Pratt
Bennet House
54 St. James Street
London, England

Dear Rupert,

This letter will confirm our mutual agreement to the following:

     1. The Consulting Agreement dated as of January 1, 1999 between Symposium Corporation ("Symposium") and Executive Management Services ("EMS") was terminated effective January 28, 2000, except for the covenants of EMS and Rupert Galliers-Pratt ("RGP") in Sections 6 and 7 thereof, which shall continue and be binding for the full terms thereof.

     2. As consideration for any and all amounts which may be owing to EMS or to RGP under the Consulting Agreement, Symposium will pay to EMS and RPG the sum of $250,000, payable (i) $105,000 on the date hereof, (ii) $15,000 per month for 9 months, beginning on August 31, 2000 and continuing on the last day of each month through April 30, 2001, and (iii) a final payment of $10,000 on May 31, 2001.

     3. Symposium will pay RGP's past travel expenses itemized on Schedule I attached.

     4. The only Symposium stock options granted to EMS or RGP which have vested are the options for 200,000 shares granted to EMS on December 3, 1998. All other Symposium stock options previously granted to EMS or RGP have not vested and have terminated.

     5. Symposium will issue to Executive Management Services a warrant to purchase 125,000 shares of Symposium common stock at a price of $2.50 per share.

     6. RGP will cause UK Value ("UKV"), a U.K. company, to issue to Symposium a warrant to purchase 125, 000 shares of UKV's, common stock at a price of L1 per share.
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     7. (a) In consideration of this agreement and for other good and valuable consideration, Symposium for itself and its successors and assigns hereby releases, remises and forever discharges EMS and RGP, their respective heirs, executors, predecessors, successors and assigns, and each and every of EMS's past, present and future parents, subsidiaries, affiliates and divisions, as applicable, from any and all actions, causes of action, claims, demands, rights, suits, accountings, debts, duties, dues, accounts, bonds, covenants, contracts, agreements, duties and obligations of whatsoever kind or nature, whether at law or equity, or otherwise known or unknown, by reason of any matter or thing whatsoever which Symposium has or had against any of them except for (i) EMS's and RGP's obligations under this agreement and (ii) EMS's and RGP's obligations under Sections 6 and 7 of the Consulting Agreement.

          (b) In consideration of this agreement, and for other good and valuable consideration, EMS and RGP for themselves and their respective parents, subsidiaries, affiliates and predecessors, and the heirs, executors, representatives, successors and assigns of the foregoing, hereby release, remise and forever discharge Symposium, its predecessors, successors (by merger or otherwise) and assigns, and each and every of their respective past, present and future parents, subsidiaries and affiliates, as applicable, in which any of them has, had or may have any interest, and the present and future directors, officers, employees, agents, professional advisers, servants and shareholders of each and every one of them, as applicable, from any and all actions, causes of action, claims, demands, rights, suits, accountings, debts, duties, dues, accounts, bonds, covenants, contracts, agreements, duties and obligations of whatsoever kind or nature, whether at law or equity, or otherwise known or unknown by reason of any matter or thing whatsoever which any of them has or had against any of them, except for obligations under this agreement.

     8. (a) All notices, requests, demands and other communications given pursuant to this agreement shall be given and effective as provided in the Consulting Agreement.

          (b) This agreement contains the sole and entire agreement and understanding of the parties with respect to the entire subject matter of this agreement, and any and all prior discussions, negotiations, commitments and understandings, whether oral or otherwise, related to the subject matter of this agreement are hereby merged herein. No representations, oral or otherwise, express or implied, other than those contained in this agreement have been relied upon by any party to this agreement. This agreement can only be amended in writing signed by all of the parties.

          (c) In the event that any provision or portion of this agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

          (d) This agreement has been made and entered into in the State of New York and shall be construed in accordance with the laws of the State of New York, without regard to conflict of law principles. The state and federal courts located in Manhattan, New York City, New York shall have exclusive jurisdiction over all disputes arising out of this agreement and the parties hereto consent to such jurisdiction and venue.

          (e) The various captions of this agreement are for reference only and shall not be considered or referred to in resolving questions of interpretation of this agreement.

          (f) This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
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          (g) If any action or proceeding is brought to enforce or interpret any provision of this agreement, the prevailing party shall be entitled to recover as an element of its costs, and not its damages, its reasonable attorneys' fees, costs and expenses. The prevailing party is the party who is entitled to recover its costs in the action or proceeding. A party not entitled to recover its costs may not recover attorneys' fees. No sum for attorneys' fees shall be counted in calculating the amount of a judgment for purposes of determining whether a party is entitled to recover its costs or attorneys' fees.

          (h) All capitalized terms used and not defined herein shall have the meanings given them in the Consulting Agreement.

          (i) No failure to exercise or delay in exercising any right, power or remedy shall constitute a waiver thereof or of any other right, power or remedy; any such waiver can only be made expressly and in writing.

                                        Sincerely,



                                        By: /s/ Ronald Altbach
                                           -----------------------------------
                                                Ronald Altbach
                                                Chief Operating Officer

                                        Accepted and Agreed:

                                        Executive Management Services



                                        By: /s/ Rupert Galliers-Pratt
                                           -----------------------------------
                                        Its: on behalf of Executive Management
                                                  Services

Witness:



                                        /s/ Rupert Galliers-Pratt
------------------------------          --------------------------------------
                                            Rupert Galliers-Pratt